SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                            -------------------------

                                  SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                       AND

                                   SCHEDULE 13D
                                (AMENDMENT NO. 2)
                              ---------------------

                     CAPCO AUTOMOTIVE PRODUCTS CORPORATION
                            (Name of subject company)

                               EATON CORPORATION
                         EATON ACQUISITION CORPORATION
                                    (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (Title of class of securities)

                                  139168 10 8
                      (CUSIP number of class of securities)
                             ------------------------

                             GERALD L. GHERLEIN, ESQ.
                                EATON CORPORATION
                                   EATON CENTER
                            1111 SUPERIOR AVENUE, N.E.
                              CLEVELAND, OHIO  44114
                                (216) 523-5000
                  (Name, address and telephone number of person
             authorized to receive notices and communications on
                                behalf of bidder)
                                 ----------------
                                     COPY TO:

                               DANIEL A. NEFF, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                               NEW YORK, NY  10019
                                  (212) 403-1000

                           CALCULATION OF FILING FEE

      ----------------------------------------------------------------------
      ----------------------------------------------------------------------
         TRANSACTION VALUATION*               AMOUNT OF FILING FEE**
      ----------------------------------------------------------------------
         $117,424,450                         $23,485
      ----------------------------------------------------------------------
      /TABLE

      * Based on the offer to purchase all outstanding shares of Common Stock of the subject company (other than the 805,000 shares of common stock beneficially owned by Eaton Corporation), together with the associated preferred stock purchase rights at $11.00 cash per share, the number of shares of Common Stock reported in the Quarterly Report on Form 10-Q of the subject company for the quarter ended September 30, 1995 as outstanding as of November 1, 1995 (11,061,350) and the number of shares of Common Stock under option reported in such Form 10-Q of the subject company (418,600).

      ** 1/50 of 1% of Transaction Valuation.

      [X] Check box if any part of the fee is offset as provided by Rule 0-
          11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

      Amount Previously Paid: $23,485          Filing Party: Eaton Corporation
      Form or Registration No.: Schedule 14D-1 Date Filed: March 19, 1996
      /TABLE

                   Eaton Corporation ("Eaton") and Eaton Acquisition Corporation (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on March 19, 1996, and Eaton hereby amends and supplements its Schedule 13D originally filed on March 18, 1996 (the "Schedule 13D" and together with the Schedule 14D-1, the "Original Filings"), with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of CAPCO Automotive Products Corporation, a Michigan corporation (the "Company), together with any associated preferred stock purchase rights (the "Right"), at a price of $11.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), as set forth in this combined Amendment No. 1 to the Schedule 14D-1 and Amendment No. 2 to the Schedule 13D. Capitalized terms not defined herein have the meanings assigned thereto in the Original Filings.

         ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

              Item 3 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                   On March 27, 1996, Eaton and the Company issued a
              joint press release, announcing that on March 27, 1996, Eaton, the Purchaser and the Company entered into a definitive merger agreement under which the Purchaser will amend the Offer to increase the price offered to $12.50 per Share (and associated Right). A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


         ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE BIDDER.

              Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                   The information provided in this combined Amendment
              No. 1 to the Schedule 14D-1 and Amendment No. 2 to the
              Schedule 13D under Item 3 is hereby incorporated by reference.







         ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

              Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                   The information provided in this combined Amendment
              No. 1 to the Schedule 14D-1 and Amendment No. 2 to the
              Schedule 13D under Item 3 is hereby incorporated by reference.

         ITEM 10.  ADDITIONAL INFORMATION.

              The information set forth in paragraph (f) of Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                   The information provided in this combined Amendment
              No. 1 to the Schedule 14D-1 and Amendment No. 2 to the
              Schedule 13D under Item 3 is hereby incorporated by reference.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

              (a)  (11) Press Release, dated March 27, 1996.







                                    SIGNATURE

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March 27, 1996


                                       EATON CORPORATION


                                       By:    /s/ Gerald L. Gherlein
                                       Name:  Gerald L. Gherlein
                                       Title: Executive Vice President
                                              and General Counsel


                                       By:    /s/ Earl R. Franklin
                                       Name:  Earl R. Franklin
                                       Title: Secretary


                                       EATON ACQUISITION CORPORATION


                                       By:    /s/ Earl R. Franklin
                                       Name:  Earl R. Franklin
                                       Title: Vice President and
                                              Secretary








                                INDEX TO EXHIBITS


          EXHIBIT
          NUMBER                    EXHIBIT
         (a) (11)   Press Release, dated March 27, 1996